Exhibit 99.1

Grab Reports Second Quarter 2024 Results

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Revenue grew 17% year-over-year, or 23% on a constant currency basis to $664 million
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On-Demand GMV grew 13% year-over-year, or 18% on a constant currency basis to $4.4 billion
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Operating Loss improved by $121 million year-over-year to $(56) million
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Adjusted EBITDA improved by $81 million year-over-year to $64 million

SINGAPORE, August 15, 2024 - Grab Holdings Limited (NASDAQ: GRAB) today announced unaudited financial results for the second quarter ended June 30, 2024.

"We continued to harness the strength of the Grab ecosystem, and improved the usage frequency and reliability of our products and services. During the quarter, we achieved a new milestone, serving more users than ever at a record high of 41 million MTUs while delivering continued profitable growth at scale," said Anthony Tan, Group Chief Executive Officer and Co-Founder of Grab. "Looking ahead, we are seeing continued strength in the Southeast Asian economy and will continue to leverage our key product initiatives to serve more users in the region, while also driving cost discipline across our business."

“We delivered robust top-line growth across all of our segments, with On-Demand GMV growing 18% year-over-year on a constant currency basis to reach another all-time high. This was driven by strong demand growth as we increased On-Demand transactions by 22% year-over-year and drove cross usage of our products,” said Peter Oey, Chief Financial Officer of Grab. “We also achieved our tenth consecutive quarter of Adjusted EBITDA growth and our second quarter of positive Adjusted Free Cash Flow. We now expect to achieve positive Adjusted Free Cash Flow for the full year 2024.”

Group Second Quarter 2024 Key Operational and Financial Highlights

($ in millions, unless otherwise stated)	Q2 2024	Q2 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency3)
Operating metrics:
On-Demand GMV[1]	4,434	3,939	13%	18%
Group MTUs (millions of users)	40.9	34.9	17%
On-Demand MTUs (millions of users)	36.7	30.7	19%
On-Demand GMV per MTU ($)	121	128	(6)%	(1)%
Partner incentives	186	175	6%
Consumer incentives	266	245	8%
Loan portfolio[2]	397	233	71%

Financial measures:
Revenue	664	567	17%	23%
Operating loss	(56)	(176)	68%
Loss for the period	(68)	(148)	54%
Total Segment Adjusted EBITDA	148	81	84%
Adjusted EBITDA	64	(17)	NM
Net cash from/(used in) operating activities (Operating Cash Flow)	272	(51)	NM
Adjusted Free Cash Flow	36	(19)	NM

●
Revenue grew 17% year-over-year (“YoY”) to $664 million in the second quarter of 2024, or 23% on a constant currency basis3, driven by revenue growth across all segments.

●
On-Demand GMV grew 13% YoY, or 18% YoY on a constant currency basis, underpinned by growth in average user frequency and total transactions, with On-Demand MTUs growing by 19% YoY.

__________

1 We consider Mobility and Deliveries segments to represent our On-Demand businesses. On-Demand GMV is defined as the sum of Mobility and Deliveries GMV.

2 The total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.

3 We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

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Total incentives were $452 million in the second quarter of 2024, with incentives primarily attributable to the On-Demand segments. On-Demand incentives as a proportion of On-Demand GMV declined to 10.1% in the second quarter, compared to 10.5% in the same period in 2023, reflecting our focus on reducing our cost to serve while improving the health of our marketplace.

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Operating loss in the second quarter was $56 million, an improvement of $121 million YoY, primarily attributable to improvements in revenue and lower restructuring expenses.

●
Loss for the quarter was $68 million, an improvement of $79 million YoY, primarily due to an improvement in Group Adjusted EBITDA, partially offset by an increase in income tax expense. Our loss for the quarter included $82 million in non-cash share-based compensation expenses.

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Group Adjusted EBITDA was $64 million for the quarter, an improvement of $81 million YoY compared to negative $17 million for the same period in 2023, as we continued to grow On-Demand GMV and revenue, while improving profitability on a Segment Adjusted EBITDA basis and lowering regional corporate costs4.

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Regional corporate costs4 for the quarter were $84 million, compared to $98 million in the same period in 2023 and $91 million in the prior quarter. We are focused on driving cost efficiencies across our organization, with staff costs within regional corporate costs declining 14% YoY.

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Cash liquidity5 totaled $5.6 billion at the end of the second quarter, compared to $5.3 billion at the end of the prior quarter, with a substantial part of the cash inflow attributed to the growth in deposits from customers in the banking business, which increased to $730 million from $479 million from the prior quarter. Our net cash liquidity6 was $5.3 billion at the end of the second quarter, compared to $5.0 billion at the end of the prior quarter.

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During the second quarter, pursuant to our $500 million share repurchase program, we have repurchased an additional 9.6 million shares with an aggregate principal amount of $34.6 million. Cumulatively, we have repurchased 40 million shares with the aggregate principal amount of $131 million.

__________

4 Regional corporate costs are costs that are not attributed to any of the business segments, including certain cost of revenue, research and development expenses, general and administrative expenses and marketing expenses. These regional costs of revenue include cloud computing costs. These regional research and development expenses also include mapping and payment technologies and support and development of the internal technology infrastructure. These general and administrative expenses also include certain shared costs such as finance, accounting, tax, human resources, technology and legal costs. Regional corporate costs exclude share-based compensation expenses and capitalized software costs.

5 Cash liquidity includes cash on hand, time deposits, marketable securities and restricted cash.

6 Net cash liquidity includes cash liquidity less loans and borrowings.

●
Net cash from operating activities was $272 million in the second quarter of 2024, an improvement of $323 million YoY, mainly driven by an increase in deposits from customers in the banking business and a reduction in loss before income tax. Correspondingly, Adjusted Free Cash Flow was positive at $36 million in the second quarter of 2024, improving by $56 million YoY on improving profitability levels.

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In June 2024, we published our 2023 ESG report7 where we shared more about the progress we have made on our commitment to our environmental, social, and governance priorities. Our key ESG highlights in 2023 include recording 99.99% of all rides occurring without any safety incidents, and reducing or recycling over 7,365 tons of single-use plastics.

__________

7 Except for the details specifically mentioned in this earnings release, the contents of our 2023 ESG report do not constitute a part of, and shall not be deemed incorporated by reference into, this earnings release.

Business Outlook

Financial Measure	Guidance
FY 2024
Revenue	$2.70 billion - $2.75 billion 14% - 17% YoY (Unchanged)
Adjusted EBITDA	$250 million - $270 million (Unchanged)
Adjusted Free Cash Flow	Positive for the full year 2024

Our FY 2024 Revenue outlook assumes an approximate 3.5 percentage point currency headwind to total YoY growth. The above outlook represents our expectations as of the date of this press release, and may be subject to change.

Segment Financial and Operational Highlights

Deliveries

($ in millions, unless otherwise stated)	Q2 2024	Q2 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	2,850	2,619	9%	14%

Financial measures:
Revenue	356	320	11%	17%
Segment Adjusted EBITDA	42	10	331%

●
Deliveries revenue grew 11% YoY, or 17% YoY on a constant currency basis, to $356 million in the second quarter from $320 million in the same period in 2023. The strong growth was primarily attributed to growing demand from our Food Deliveries business, and increasing contributions from our Jaya and Advertising businesses.

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Deliveries GMV grew 9% YoY, or 14% YoY on a constant currency basis, to an all-time high of $2,850 million in the second quarter of 2024, driven by an increase in total transactions and Deliveries MTUs.

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Deliveries segment adjusted EBITDA as a percentage of GMV was 1.5% in the second quarter of 2024, compared to 0.4% in the second quarter of 2023, primarily driven by lowered overhead expenses, greater optimization of our incentive spend as a percentage of Deliveries GMV and increased contributions from Advertising.

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During the second quarter, the total number of monthly active advertisers who joined our self-serve platform increased 56% YoY to 168,000 while average spend by monthly active advertisers on our self-serve platform increased 26% YoY, as we continued to deepen Advertising penetration among our merchant-partners.

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Adoption of Saver deliveries, which offers users a lower delivery fee in exchange for a longer delivery time and improved batch rates, has seen adoption growing to 28% of Deliveries transactions8 in the second quarter of 2024, from 10% in the same period last year.

__________

8 Includes completed food and groceries transactions.

Mobility

($ in millions, unless otherwise stated)	Q2 2024	Q2 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
GMV	1,584	1,320	20%	25%

Financial measures:
Revenue	247	208	19%	23%
Segment Adjusted EBITDA	129	114	14%

●
Mobility revenues continued to grow strongly, rising 19% YoY, or 23% YoY on a constant currency basis, in the second quarter of 2024. Growth was underpinned by strong growth in Mobility MTUs and transactions. Notably, Mobility MTUs grew 26% YoY, while average transactions per Mobility MTU also improved by 9% YoY.

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Mobility GMV increased 20% YoY, or 25% YoY on a constant currency basis to $1,584 million during the quarter.

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Mobility segment adjusted EBITDA as a percentage of Mobility GMV was 8.2% in the second quarter of 2024, declining from 8.6% in the same period last year, consistent with our efforts to invest in rolling-out new product initiatives to drive sustainable growth in the long-term.

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Saver transport rides9, which are now available in 5 of our markets, have been instrumental in adding more users onto our platform and yield positive loyalty and engagement uplifts:
○
14% of new Group MTUs joined the Grab platform via Saver transport rides.
○
Saver transport users recorded transaction frequency levels that were 1.9x higher than non-Saver transport users in Indonesia.
○
8% of MTUs who joined the Grab platform through Saver transport rides were cross-sold to Food Deliveries in the same month.

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As we continued to increase the adoption of Saver transport rides, we also rolled out several high value offerings. Our Advance Booking ride-hailing product, which was relaunched earlier this year, drives over 3x higher earnings per ride for our driver-partners as compared to our conventional Mobility products.

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We continued to increase active driver supply while optimizing our existing driver supply to meet growing demand for our services. During the quarter, total monthly active drivers increased 13% YoY and 5% quarter-over-quarter (“QoQ”), while driver retention rates remained stable at 90%. Our efforts to improve driver supply resulted in a 11 percentage points reduction YoY in the proportion of surged Mobility rides10.

__________

9 Includes GrabHemat in Indonesia, GrabCar Saver and GrabBike Saver in Thailand, GrabCar Saver in Malaysia, and GrabBike Economy, and GrabCar Economy in Vietnam.

10 Surged Mobility rides are defined as completed rides where demand exceeds supply in a specified region and/or where pricing regulations adherence is required.

Financial Services

($ in millions, unless otherwise stated)	Q2 2024	Q2 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Operating metrics:
Loan portfolio	397	233	71%

Financial measures:
Revenue	60	39	54%	61%
Segment Adjusted EBITDA	(24)	(42)	44%

●
Revenue for Financial Services grew 54% YoY, or 61% YoY on a constant currency basis, to $60 million in the second quarter of 2024. The YoY growth was driven by increased contributions mainly from lending across GrabFin and Digibank, and further optimization of payments incentive spend.

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Segment adjusted EBITDA for the quarter improved by 44% YoY to negative $24 million, attributed to the improved growth and monetization of our lending products that drove higher revenues and margins, along with reductions in overhead expenses as we continue to optimize costs.

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We continued to focus on lending to our ecosystem partners through GrabFin and our Digibanks, with total loans disbursed growing by 43% YoY and 4% QoQ to $500 million during the quarter. Our total loan portfolio outstanding at the end of the second quarter grew 71% YoY to $397 million from $233 million in the prior year period.

●
Customer deposits in our digital bank business grew strongly to $730 million in the second quarter from $33 million in the same period last year and from $479 million in the prior quarter. The strong growth was mainly driven by an increased number of deposit customers in both GXS Bank and GXBank, our digital bank in Malaysia. In less than a year since its public launch, GXBank has over 750,000 deposit customers which include more than 500,000 GXBank Debit cardholders as of July 2024.

Others

($ in millions, unless otherwise stated)	Q2 2024	Q2 2023	YoY % Change	YoY % Change
	(unaudited)	(unaudited)		(constant currency)
Financial measures:
Revenue	1	*	97%	97%
Segment Adjusted EBITDA	1	(1)	NM

* Amount less than $1 million

●
Revenue for Others grew 97% YoY, to $1 million in the second quarter of 2024, with segment adjusted EBITDA at $1 million in the same period.

About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 700 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people everyday to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material non-public information. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

Forward-Looking Statements

This document and the announced investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the webcast, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of currency exchange fluctuations and inflation; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2023, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Unaudited Financial Information

Grab’s unaudited selected financial data for the three months and six months ended June 30, 2024 and 2023 included in this document and the investor webcast is based on financial data derived from Grab’s management accounts that have not been reviewed or audited.

Certain amounts and percentages that appear in this document may not sum due to rounding.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Free Cash Flow. Grab uses Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, and Adjusted EBITDA margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit activities, and Grab’s management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

●
Adjusted EBITDA is a non-IFRS financial measure calculated as profit (loss) for the period adjusted to exclude: (i) net interest income (expenses), (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) foreign exchange gain (loss), (viii) impairment losses on goodwill and non-financial assets, (ix) fair value changes on investments, (x) restructuring costs, (xi) legal, tax and regulatory settlement provisions and (xii) share listing and associated expenses. Starting from January 2024, realized foreign exchange gain (loss) is additionally excluded from Adjusted EBITDA (as compared to only unrealized foreign exchange gain (loss) in previous reports). Grab’s management believes that this change enhances the comparison of Grab with certain of its peers. Adjusted EBITDA for all periods presented in this earnings release reflect this new definition of Adjusted EBITDA.
●
Segment Adjusted EBITDA is a non-IFRS financial measure, representing the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
●
Segment Adjusted EBITDA margin is a non-IFRS financial measure, calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value. For Financial Services and Others, Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Revenue.
●
Total Segment Adjusted EBITDA is a non-IFRS financial measure, representing the sum of Adjusted EBITDA of our four business segments.
●
Adjusted EBITDA margin is a non-IFRS financial measure calculated as Adjusted EBITDA divided by Revenue.
●
Adjusted Free Cash Flow is a non-IFRS financial measure, defined as net cash flows from operating activities less capital expenditures, excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Loss for the period	(68)	(148)	(184)	(397)

Income tax expense/(credit)	17	(5)	31	7
Share of loss of equity-accounted investees (net of tax)	*	2	4	3
Net finance (income)/costs (including foreign exchange (gain) loss)	(5)	(25)	18	7
Operating loss	(56)	(176)	(131)	(380)
Other (income)/expenses	(2)	5	(4)	2
Depreciation and amortization	34	36	74	72
Share-based compensation expenses	82	65	176	168

Impairment losses on goodwill and non-financial assets	-	1	-	*
Restructuring costs	2	50	4	51
Legal, tax and regulatory settlement provisions	4	2	7	3
Adjusted EBITDA	64	(17)	126	(84)
Regional corporate costs	84	98	175	200
Total Segment Adjusted EBITDA	148	81	301	116

Segment Adjusted EBITDA
Deliveries	42	10	84	(9)
Mobility	129	114	267	211
Financial services	(24)	(42)	(52)	(85)
Others	1	(1)	2	(1)
Total Segment Adjusted EBITDA	148	81	301	116

* Amount less than $1 million

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$
Net cash from/(used in) operating activities	272	(51)	261	(207)
Less: Capital expenditures	(27)	(34)	(50)	(59)
Free Cash Flow	245	(85)	211	(266)

Changes in:
- Loan receivables in the financial services segment	44	63	93	65
- Deposits from customers in the banking business	(253)	3	(367)	(30)
Adjusted Free Cash Flow	36	(19)	(63)	(231)

We compare the percent change in our current period results from the corresponding prior period using constant currency. We present constant currency growth rate information to provide a framework for assessing how our underlying GMV and revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period’s monthly exchange rates for our transacted currencies other than the U.S. dollar.

Operating Metrics

Gross Merchandise Value (GMV) is an operating metric representing the sum of the total dollar value of transactions from Grab’s products and services, including any applicable taxes, tips, tolls, surcharges and fees, over the period of measurement. GMV includes sales made through offline stores. GMV is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business. GMV provides useful information to investors as it represents the amount of customer spend that is being directed through Grab’s platform. This metric enables Grab and investors to understand, evaluate and compare the total amount of customer spending that is being directed through its platform over a period of time. Grab presents GMV as a metric to understand and compare, and to enable investors to understand and compare, Grab’s aggregate operating results, which captures significant trends in its business over time.

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps (including OVO, GXS Bank, GXBank and Move It), where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Partner incentives is an operating metric representing the dollar value of incentives granted to driver- and merchant-partners, the effect of which is to reduce revenue. For certain delivery offerings where Grab is contractually responsible for delivery services provided to end-users, incentives granted to driver-partners are recognized in cost of revenue.

Consumer incentives is an operating metric representing the dollar value of discounts and promotions offered to consumers, the effect of which is to reduce revenue. Partner incentives and consumer incentives are metrics by which we understand, evaluate and manage our business, and we believe are necessary for investors to understand and evaluate our business. We believe these metrics capture significant trends in our business over time.

Loan portfolio is an operating metric representing the total of current and non-current loan receivables in the financial services segment, net of expected credit loss allowances.

Industry and Market Data

This document may contain information, estimates and other statistical data derived from third party sources , including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Unaudited Summary of Financial Results

Condensed consolidated statement of profit or loss and other comprehensive income

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
($ in millions, except for share amounts which are reflected in thousands and per share data)	$	$
Revenue	664	567	1,317	1,092
Cost of revenue	(388)	(376)	(781)	(747)
Other income	4	3	6	6
Sales and marketing expenses	(79)	(63)	(150)	(133)
General and administrative expenses	(130)	(137)	(257)	(285)
Research and development expenses	(104)	(91)	(220)	(219)
Net impairment losses on financial assets	(20)	(20)	(40)	(33)
Other expenses	(1)	(9)	(2)	(10)
Restructuring costs	(2)	(50)	(4)	(51)
Operating loss	(56)	(176)	(131)	(380)
Finance income	45	53	90	102
Finance costs	(31)	(18)	(83)	(63)
Net change in fair value of financial assets and liabilities	(9)	(10)	(25)	(46)
Net finance costs	5	25	(18)	(7)
Share of loss of equity-accounted investees (net of tax)	*	(2)	(4)	(3)
Loss before income tax	(51)	(153)	(153)	(390)
Income tax (expense)/credit	(17)	5	(31)	(7)
Loss for the period	(68)	(148)	(184)	(397)

Items that will not be reclassified to profit or loss:
Defined benefit plan remeasurements	*	(1)	*	(1)
Investments and put liabilities at FVOCI – net change in fair value	*	5	*	(6)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences – foreign operations	(5)	(41)	(32)	(14)
Other comprehensive loss for the period, net of tax	(5)	(37)	(32)	(21)
Total comprehensive loss for the period	(73)	(185)	(216)	(418)
*

Loss attributable to:
Owners of the Company	(53)	(135)	(157)	(378)
Non-controlling interests	(15)	(13)	(27)	(19)
Loss for the period	(68)	(148)	(184)	(397)

Total comprehensive loss attributable to:
Owners of the Company	(59)	(168)	(185)	(393)
Non-controlling interests	(14)	(17)	(31)	(25)
Total comprehensive loss for the period	(73)	(185)	(216)	(418)

Loss per share:
Basic	$ (0.01)	$ (0.03)	$ (0.04)	$ (0.10)
Diluted	$ (0.01)	$ (0.03)	$(0.04)	$ (0.10)

Weighted-average ordinary shares outstanding:
Basic	3,964,775	3,900,066	3,950,064	3,877,027
Diluted	3,964,775	3,900,066	3,950,064	3,877,027

* Amount less than $1 million

As we incurred a net loss for the three months and six months ended June 30, 2024, basic loss per share was the same as diluted loss per share.

The number of outstanding Class A and Class B ordinary shares was 3,842 million and 119 million as of June 30, 2024, and 3,791 million and 113 million, respectively, as of June 30, 2023. 357 million and 362 million potentially dilutive outstanding securities were excluded from the computation of diluted loss per ordinary share because their effects would have been antidilutive for the three months ended June 30, 2024 and 2023 respectively, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period.

Condensed consolidated statement of financial position

	June 30, 2024	December 31, 2023
($ in millions, unless otherwise stated)	$	$
Non-current assets
Property, plant, and equipment	483	512
Intangible assets and goodwill	914	916
Associates and joint venture	135	102
Deferred tax assets	56	56
Other investments	1,209	1,188
Loan receivables in the financial services segment	82	54
Deposits, prepayments and other assets	99	196
	2,978	3,024
Current assets
Inventories	48	49
Trade and other receivables	202	196
Loan receivables in the financial services segment	316	272
Deposits, prepayments and other assets	306	208
Other investments	2,169	1,905
Cash and cash equivalents	2,447	3,138
	5,488	5,768
Total assets	8,466	8,792
Equity
Share capital and share premium	22,933	22,669
Reserves	441	544
Accumulated losses	(17,109)	(16,764)
Equity attributable to owners of the Company	6,265	6,449
Non-controlling interests	78	19
Total equity	6,343	6,468

Non-current liabilities
Loans and borrowings	209	668
Provisions	18	18
Other liabilities	44	140
Deferred tax liabilities	22	20
	293	846

Current liabilities
Loans and borrowings	86	125
Provisions	39	39
Trade payables and other liabilities	952	925
Deposits from customers in the banking business	730	374
Current tax liabilities	23	15
	1,830	1,478
Total liabilities	2,123	2,324
Total equity and liabilities	8,466	8,792

Condensed consolidated statement of cash flows

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
($ in millions, unless otherwise stated)	$	$	$	$
Cash flows from operating activities
Loss before income tax	(51)	(153)	(153)	(390)
Adjustments for:
Amortization of intangible assets	5	4	12	9
Depreciation of property, plant and equipment	29	32	62	63
Impairment of property, plant and equipment	-	1	-	*
Equity-settled share-based payments	82	65	176	168
Finance costs	31	18	83	63
Net change in fair value of financial assets and liabilities	9	10	25	46
Net impairment losses on financial assets	20	20	40	33
Finance income	(45)	(53)	(90)	(102)
Gain on disposal of property, plant and equipment	(2)	(3)	(3)	(4)
Restructuring costs	-	50	-	51
Share of loss of equity-accounted investees (net of tax)	*	2	4	3
Change in provisions	*	(1)	*	1
	78	(8)	156	(59)
Changes in:
- Inventories	*	3	1	4
- Deposits pledged	(1)	(7)	2	(10)
- Trade and other receivables	(22)	35	(64)	19
- Loan receivables in the financial services segment	(44)	(63)	(93)	(65)
- Trade payables and other liabilities	17	*	(86)	(112)
- Deposits from customers in the banking business	253	(3)	367	30
Cash from/ (used in) operations	281	(43)	283	(193)
Income tax paid	(9)	(8)	(22)	(14)
Net cash from/ (used in) operating activities	272	(51)	261	(207)

Cash flows from investing activities
Acquisition of property, plant and equipment	(13)	(14)	(25)	(20)
Purchase of intangible assets	(6)	(11)	(8)	(18)

Proceeds from disposal of property, plant and equipment	4	8	7	13
Acquisition of joint venture	(5)	-	(43)	-
Net proceeds from/ (Acquisition of)other investments	*	52	(345)	1,204
Interest received	69	37	110	74
Net cash from/ (used in) investing activities	49	72	(304)	1,253

Cash flows from financing activities
Proceeds from share-based payment arrangements	8	9	13	12
Repurchase and retirement of ordinary shares	(34)	-	(131)	-
Proceeds from bank loans	27	25	57	49
Repayment of bank loans	(37)	(40)	(559)	(668)
Payment of lease liabilities	(11)	(11)	(21)	(20)
Acquisition of non-controlling interests without change in control	-	(27)	-	(27)
Proceeds from subscription of shares in subsidiaries by non-controlling interests without change in control	32	*	32	*
Deposits pledged	52	1	49	(2)
Interest paid	(4)	(16)	(18)	(47)
Net cash from/ (used in) financing activities	33	(59)	(578)	(703)

Net increase/ (decrease) in cash and cash equivalents	354	(38)	(621)	343
Cash and cash equivalents at beginning of the period	2,113	2,351	3,138	1,952
Effect of exchange rate fluctuations on cash held	(20)	(31)	(70)	(13)
Cash and cash equivalents at end of the period	2,447	2,282	2,447	2,282

* Amount less than $1 million

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Source: Grab Holdings Limited